SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 8)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 MARCH 30, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 709754105                   13D/A                    Page 2 of 5 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      PERCEPTIVE ADVISORS LLC
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2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a) |x|
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        6,476,446
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   6,476,446
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,476,446
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                    Page 3 of 5 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      JOSEPH EDELMAN
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a) |x|
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER          0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        6,476,446
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER     0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   6,476,446
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,476,446
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                    Page 4 of 5 Pages


      EXPLANATORY NOTE: This Amendment No. 8 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager (each, a Reporting Person and, collectively, the "Reporting Persons") initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 17, 2008 and amended on July 18, 2008, October 23, 2008, November 21, 2008, December 19, 2008,
January 12, 2009, March 3, 2009 and March 12, 2009 (as so amended, the "Statement"), with respect to the common stock, par value $0.001 (the "Common Stock") of Penwest Pharmaceuticals Co. (the "Issuer").

      Items 4, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended to add the following:

      On March 30, 2009, the Perceptive Life Sciences Master Fund Ltd. and Tang Capital Partners, LP delivered notice to the Issuer, pursuant to the advance notice provisions in the Issuer's Bylaws, of their intent, at the 2009 annual meeting of shareholders of the Issuer to: (i) propose that the Issuer's shareholders amend the Bylaws and (ii) propose a shareholder resolution whereby the Issuer's shareholders request the board of directors of the Issuer take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Issuer's operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended to add the following:

      In addition, the Reporting Persons hold a warrant, acquired from the Issuer in March 2008, to purchase 925,000 shares of Common Stock at an exercise price of $3.62 per share, which warrant expires March 11, 2013. Pursuant to a provision of such warrant, such warrant is not currently exercisable due to the Reporting Persons' beneficial ownership exceeding certain thresholds and is therefore not included in beneficial ownership amounts herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following:

      Exhibit 11: Notice to Secretary of Business to be Brought Before the 2009 Annual Meeting of Shareholders to Penwest Pharmaceuticals Co. by Perceptive Life Sciences Master Fund Ltd. and Tang Capital Partners, LP dated March 30, 2009.

CUSIP No. 709754105                   13D/A                    Page 5 of 5 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 30, 2009
                                    --------------
                                    Date

                                    PERCEPTIVE ADVISORS LLC

                                    /s/ Joseph Edelman
                                    ------------------
                                    Signature

                                    Joseph Edelman/Managing Member
                                    ------------------------------
                                    Name/Title

                                    March 30, 2009
                                    --------------
                                    Date

                                    /s/ Joseph Edelman
                                    ------------------
                                    Signature

                                    Joseph Edelman
                                    --------------
                                    Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                   EXHIBIT 11

TANG CAPITAL PARTNERS, LP              PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.
4401 EASTGATE MALL                                   499 PARK AVENUE, 25TH FLOOR
SAN DIEGO, CA  92121                                          NEW YORK, NY 10022

March 30, 2009

VIA HAND DELIVERY AND CERTIFIED MAIL

Corporate Secretary
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810

RE: NOTICE TO SECRETARY OF BUSINESS TO BE BROUGHT BEFORE THE 2009 ANNUAL MEETING OF SHAREHOLDERS

Dear Sir or Madam,

Tang Capital Partners, LP ("Tang Capital") and Perceptive Life Sciences Master Fund Ltd. ("Perceptive" and together with Tang Capital, the "Shareholders") hereby give notice (the "Notice") pursuant to Section 2.16 of the Amended and Restated Bylaws, as amended (the "Bylaws") of Penwest Pharmaceuticals Co., a Washington corporation ("Penwest" or the "Company"), of their intent, at the 2009 annual meeting of shareholders of the Company (the "Annual Meeting"), or any other meeting of shareholders held in lieu thereof or for similar purpose, and any adjournments, postponements, reschedulings or continuations thereof, (i) to propose that the Company's shareholders amend the Bylaws as set forth below (collectively the "Bylaw Amendment Proposals") and, as a separate matter, (ii) to propose that the Company's shareholders request the board of directors of the Company (the "Board") take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company's operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders (the "Governance Proposal").

Pursuant to Section 2.16 of the Bylaws, the undersigned hereby set forth the following:

      1. The shareholders giving this Notice and proposing the business set forth herein are Tang Capital and Perceptive.

      2. The principal address of Tang Capital is 4401 Eastgate Mall, San Diego, California 92121.

      3. The principal address of Perceptive is 499 Park Avenue, 25th Floor, New York, New York 10022.

      4. We hereby represent that the Shareholders are holders of common stock of the Company, par value $0.001 per share ("Common Stock"), and are entitled to vote at the Annual Meeting.

      5.    Tang Capital beneficially owns 6,396,598 shares of Common Stock.

      6.    Perceptive beneficially owns 6,476,446 shares of Common Stock.

      7. The Shareholders collectively beneficially own 12,873,044 shares of Common Stock. When combined with shares of Common Stock beneficially owned by their affiliates as reflected on a separate Schedule 13D, as amended, filed by the each of the Shareholders with the Securities and Exchange Commission, the Shareholder and their affiliates beneficially own 13,172,044 shares of Common Stock.

      8. We hereby represent that the Shareholders intend to appear in person or by proxy at the Annual Meeting to propose the Bylaw Amendment Proposals and Governance Proposal set forth in this Notice.

BYLAW AMENDMENT PROPOSALS

The Bylaw Amendment Proposals are described below. The Shareholders' reasons for proposing the Bylaw Amendment Proposals at the Annual Meeting (or any other meeting of shareholders held in lieu thereof or for similar purpose, and any adjournments, postponements, reschedulings or continuations thereof) are as follows:

      1. Amendments to the Bylaws are a proper matter for shareholder action under the Washington Business Corporation Act.

      2. The Shareholders believe it is in the best interest of the Company and its shareholders to have certainty as to the date of the annual meeting of shareholders.

      3. The Shareholders believe it is in the best interest of the Company and its shareholders to take measures to ensure that the Shareholders' nominees for election to the Board (the "Nominees"), if elected, are involved in certain critical matters related to the management of the Company. The Company presently has multiple defensive measures in place that serve only to entrench the Board and allow it to act without regard for shareholder interests. One such measure is the classified Board. The Shareholders believe that, so long as there is a classified board, it is necessary to require a supermajority approval by the Board for certain key decisions or else risk having the Nominees completely shut out from Board decisions and unable to influence the Company to take actions that are in the interests of the shareholders.

If adopted, these amendments will assure that the Company's shareholders will have a greater ability to influence Company affairs and management and that the Shareholders' nominees for election to the Board, if elected, have greater influence on actions of the Board. As shareholders of the Company, Tang Capital and Perceptive will share equally with the other shareholders in the benefits expected to arise from the Bylaw Amendment Proposals, particularly if their approval results in the Company being more receptive to future recommendations and proposals from shareholders. Additionally, Tang Capital and Perceptive may receive unique benefits if Bylaw Proposal #2, described herein, is approved by the shareholders and the Nominees are elected at the Annual Meeting. Such unique benefits will, if realized, result from (1) the fact that the Board will not be able to take certain actions without the support of at least one director elected at the Annual Meeting and (2) the combined effect of individual directors having more influence over actions of the Board and the fact that the Nominees are principals within our respective organizations and may be more receptive to our suggestions in the exertion of such influence than any of the members of the Board that are not affiliated with us. Specifically, Mr. Tang, a Nominee, is the Managing Director of Tang Capital Management, LLC, the general partner of Tang Capital, Dr. Levin, a Nominee, is a Principal of Tang Capital Management, LLC and Mr. Edelman, a Nominee, is the Managing Member of Perceptive Advisors, LLC, the investment manager to Perceptive.

The Bylaw Amendment Proposals state:

BYLAW AMENDMENT PROPOSAL #1:

            NOW, THEREFORE, BE IT RESOLVED, that effective as of the date of the 2009 annual meeting of shareholders of Penwest Pharmaceuticals Co. (the "Company"), the shareholders of the Company hereby amend and restate
      Section 2.1 of the Company's bylaws in its entirety to read as follows:

                  "SECTION 2.1. ANNUAL MEETING. An annual meeting of
            shareholders shall be held for the purpose of electing directors and for the transaction of such other business as may come before the meeting. Notwithstanding anything in these Bylaws to the contrary, with respect to each annual meeting of shareholders held after calendar year 2009, each such annual meeting shall be held on April 30th or, if April 30th is not a business day, on the first business day following April 30th. The hour of each annual meeting shall be determined by the board of directors.

            This Section 2.1 may be amended or repealed only by vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon. The Board of Directors may not take any independent action to amend or repeal this Section 2.1 and any attempt by the Board of Directors to amend or repeal this Section
            2.1 without the vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon approving the same shall be deemed invalid."

BYLAW AMENDMENT PROPOSAL #2:

            NOW, THEREFORE, BE IT RESOLVED, that effective as of the date of the 2009 annual meeting of shareholders of Penwest Pharmaceuticals Co. (the "Company"), the shareholders of the Company hereby amend the Company's bylaws to insert the following provision in Article III:

                  "SECTION 3.15. SUPERMAJORITY BOARD APPROVAL. Notwithstanding
            anything in these Bylaws to the contrary (including, without limitation, Section 3.6 of these Bylaws), but subject to any provision of the corporation's Articles of Incorporation and any law, regulation or stock exchange listing agreement or standard to which the corporation is subject, until the date of the first annual meeting of shareholders following the declassification of the board of directors, such that every member of the board of directors is subject to election at the annual meeting of shareholders, the board of directors shall not take any of the following actions, and shall not delegate to any officer, employee or agent of the corporation the authority to take any such actions, without the approval of 75% or more of the directors then in office, unless such action has been approved by the vote of shareholders holding at least a majority of the outstanding shares entitled to vote thereon:

                  (a) Authorizing, issuing, selling or transferring, or amending the terms of, any securities of the corporation or any subsidiary of the corporation (including, without limitation, any class or series of capital stock of the corporation or any right, warrant or option to purchase any such stock) other than taking action to redeem, revoke or otherwise terminate a shareholder rights plan or similar arrangement (a "poison pill");

                  (b) Increasing the size of the board of directors to a number greater than nine directors;

                  (c) Authorizing or approving the annual budget of the
            corporation or any changes thereto;

                  (d) Initiating research and development activities pertaining to any new or existing programs of the corporation involving a commitment by the corporation of cash, other assets or other resources having a value in the aggregate in excess of $250,000 or entering into any other contract or agreement involving a commitment by the corporation of cash, other assets or other resources having a value in the aggregate in excess of $250,000;

                  (e) Hiring any officer of the corporation or any employee who, following such employee's retention, would be one of the ten employees who receives the greatest amount of annual salary paid by the corporation;

                  (f) Entering into or agreeing to any severance, separation, change in control or similar agreements with employees or directors of the Company, or amending the same;

                  (g) Engaging in, or agreeing or committing to engage in, any action or transaction involving the acquisition, transfer, encumbrance, pledge, loan or other disposition, directly or indirectly, of any assets of the corporation or any interest therein with a value in excess of $500,000 (or a series of related transactions that, in the aggregate, have a value in excess of such amount), other than actions or transactions in the ordinary course of business; or

                  (h) Authorizing or approving any changes to director
            compensation.

            Notwithstanding anything to the contrary in these Bylaws (including, without limitation, Section 3.10 of these Bylaws) or any committee charter or resolution adopted by the Board of Directors prior to adoption of this Section 3.15, but subject to any requirement of the corporation's Articles of Incorporation or any law, regulation or stock exchange listing agreement or standard to which the corporation is subject, no committee of the board of directors shall exercise the power and authority of the board of directors with respect to any action that requires the supermajority approval of the directors in accordance with this Section 3.15. The foregoing provisions of this Section 3.15 will not affect the validity of any agreement between the corporation and any other party or parties if such agreement was approved by the corporation prior to the adoption of this Section 3.15.

            This Section 3.15 may be amended or repealed only by vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon. The board of directors may not take any independent action to amend or repeal this Section 3.15 and any attempt by the board of directors to amend or repeal this Section
            3.15 without the vote of shareholders holding at least two-thirds of the outstanding shares entitled to vote thereon approving the same shall be invalid."

GOVERNANCE PROPOSAL

As a separate matter, the Shareholders hereby notify the Company that they intend to propose the Governance Proposal described herein to the shareholders of the Company whereby the shareholders of the Company request that the Board take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company's operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.

The Shareholders' reasons for conducting such business at the Annual Meeting (or any other meeting of shareholders held in lieu thereof or for similar purpose, and any adjournments, postponements, reschedulings or continuations thereof) are as follows:

      1. The Governance Proposal is a proper matter for shareholder action under the Washington Business Corporation Act.

      2. The Shareholders believe it is in the best interests of the Company's shareholders to preserve shareholder value by immediately winding down substantially all of the Company's operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders. Further, the Shareholders believe that a shareholder vote on the Governance Proposal will help to inform the Board on what the shareholders believe to be in the best interest of the Company and its shareholders.

The Shareholders' interest in the Governance Proposal is the same as that of any holder of capital stock of the Company. All holders of Common Stock, including the Shareholders, will benefit from the preservation of shareholder value and may, should the Board so elect, receive a portion of the resulting distribution of the assets of the Company to the extent permitted by applicable law.

The Governance Proposal states:

            NOW, THEREFORE, BE IT RESOLVED, that the shareholders of the Company hereby request that the Board of Directors of the Company take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company's operations so that the full value of the Opana ER royalty income stream will be retained for the benefit of shareholders.

GENERAL

Information is set forth herein as of the close of business on March 27, 2009. Neither the delivery of this Notice nor any delivery by the Shareholders of additional information to the Company from and after the date hereof shall be deemed to constitute an admission by any Shareholder or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or other matter, or a waiver by the Shareholders or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board in anticipation of or following receipt of this Notice). In the event that any statement or other information in this Notice is not true, or to the extent any applicable information has been omitted from this Notice, the Shareholders reserve the right to correct and/or supplement any such statement or other information set forth in this Notice.

If this Notice shall be deemed, for any reason, by a court of competent jurisdiction to be ineffective with respect to the Bylaw Amendment Proposals or the Governance Proposal then, in addition to any other rights or remedies the Shareholders may have, this Notice shall continue to be effective with respect to the remaining Bylaw Amendment Proposals or Governance Proposal.

The Shareholders have provided this Notice well in advance of the deadline for submitting notice pursuant to Section 2.16 of the Company's Bylaws. If the Company, its officers, directors, employees, counsel, or agents find this Notice to be deficient in any manner or form, we expect to be notified by the Company of any such alleged deficiency or determination with specific and detailed reasons in writing promptly and in any event no later than four calendar days from the Company's receipt of this Notice. Upon receipt of such notice, we reserve the right to either challenge or cure any alleged deficiencies. We reserve the right to give further notice of additional business to be conducted at the Annual Meeting or any other meeting of the Company's shareholders. In addition, if the chair of the Annual Meeting shall properly determine that any proposal made herein is not in compliance with the Bylaws or otherwise disregards any such proposal, such action shall not impact the validity and effectiveness of the remaining proposals. The Shareholders reserve the right to challenge any determination or action of the chair of the Annual Meeting.

The Shareholders hereby request from the Company, no later than April 3, 2009, either (1) written confirmation that this Notice complies with the requirements of Section 2.16 of the Bylaws or (2) written notice identifying any alleged defects in this Notice that lead the Company to conclude that such requirements have not been complied with.

Please direct any correspondence related to this Notice to Ethan Christensen, Esq., Cooley Godward Kronish LLP, via mail at 4401 Eastgate Mall, San Diego, California 92121, by telephone at (858) 550-6076, by facsimile at (858) 550-6420 or by email at echristensen@cooley.com and to James Rieger, Esq., Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022-4401, by telephone at (212) 508-6728, by facsimile at (646) 390-6916 or by email at rieger@thshlaw.com.

Sincerely,

TANG CAPITAL PARTNERS, LP
by: Tang Capital Management, LLC, its general partner


/s/ Kevin C. Tang
-----------------
Kevin C. Tang
Managing Director


PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.
by: Perceptive Advisors LLC, its investment manager


/s/ Joseph Edelman
------------------
Joseph Edelman
Managing Member

Encl.

cc:  Ms. Jennifer L. Good (via US mail)
     President and Chief Executive Officer, Penwest Pharmaceuticals Co. 39 Old Ridgebury Road, Suite 11
     Danbury, Connecticut 06810

     Ethan E. Christensen, Esq. (via electronic mail)
     Cooley Godward Kronish LLP

     James Rieger, Esq. (via electronic mail)
     Tannenbaum Helpern Syracuse & Hirschtritt LLP